Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
RESULTS OF SPECIAL GENERAL MEETING
HELD ON 13TH JANUARY, 2009

The Board is pleased to announce that the Ordinary Resolutions relating to the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares were duly passed by the Independent Shareholders attending and voting at the SGM by way of poll at the SGM.
Reference is made to the announcement made by the Company dated 2nd December, 2008 and the circular issued by the Company dated 23rd December, 2008 (the “Circular”) in relation to, among other things, the Subscription and the Whitewash Waiver. Unless the context requires otherwise, terms used herein shall have the same meanings as in the Circular.
The Board is pleased to announce that the Ordinary Resolutions relating to the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares were duly passed by the Independent Shareholders attending and voting at the SGM by way of poll at the SGM held on 13th January, 2009. The Company’s branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer for the vote-taking at the SGM.
As at the date of the SGM, the number of issued Shares of the Company was 3,669,765,900 Shares. Huachen and its associates and parties acting in concert with it and those who are involved or interested in the Subscription as at the date of the SGM were interested in 1,446,121,500 Shares, representing approximately 39.41% of the issued share capital of the Company, have abstained from voting in respect of the Ordinary Resolutions. As such, Independent Shareholders holding a total of 2,223,644,400 Shares, representing approximately 60.59% of the issued share capital of the Company, were entitled to vote for or against the Ordinary Resolutions at the SGM.
Details of the poll results in respect of the Ordinary Resolutions to approve the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares are as follows:-

	FOR	AGAINST	Total number
Ordinary Resolutions proposed at the SGM	votes (%)	votes (%)	of votes
1 a. To approve, confirm and ratify the entering into of the subscription agreement dated 1st December, 2008 (the “Subscription Agreement”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purposes) between the Company and Huachen Automotive Group Holdings Company Limited (“Huachen”) in relation to the subscription of 1,313,953,488 new shares (the “Subscription Shares”) at par value of US$0.01 each in the capital of the Company by Huachen at the price of HK$0.43 each Subscription Share (the “Subscription”) and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the Subscription contemplated under the Subscription Agreement.
	662,978,978 (88%)	92,141,200 (12%)	755,120,178

b. Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the Subscription Shares, to authorise the directors of the Company to issue and allot the Subscription Shares to Huachen at completion of the Subscription Agreement	662,978,978 (88%)	92,141,200 (12%)	755,120,178

2 Subject to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates (“Executive”) granting to Huachen (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) and parties acting in concert with it the waiver pursuant to Note 1 on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers, in respect of the obligations of Huachen and parties acting in concert with it to make a mandatory general offer for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it, which would otherwise arise as a result of the issue and allotment of the Subscription Shares (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) under the Subscription Agreement (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) (“Whitewash Waiver”) and the satisfaction of any condition(s) attached to the Whitewash Waiver imposed by the Executive, to approve the Whitewash Waiver.
	662,978,978 (88%)	92,141,200 (12%)	755,120,178

The following table sets out the shareholding structure of the Company before and after completion of the Subscription:

			Immediately after completion of the
			Subscription (taking into account the
			issue and allotment of the Subscription
			Shares and assuming no exercise of the
			subscription rights attaching to the
			outstanding options and the conversion
	Existing shareholding		rights of the Convertible Bonds)
		Approximate		Approximate
		percentage		percentage
	Number of Shares	%	Number of Shares	%
Huachen and parties acting in concert with it (Note 1)	1,446,121,500	39.41	2,760,074,988	55.38
Templeton Asset Management Ltd. (Note 2)	517,937,632	14.11	517,937,632	10.39
Public Shareholders	1,705,706,768	46.48	1,705,706,768	34.23

Total	3,669,765,900	100.00	4,983,719,388	100.00

Notes:

1.	The 1,446,121,500 Shares are held by Huachen. The parties acting in concert with Huachen have no interest in the share capital of the Company.

2.	The 517,937,632 Shares in long position are held in the capacity as investment manager.

3.	As at the date of this announcement, none of the Directors is interested in any Shares.

4.	As at the date of this announcement, 2,800,000 share options and 64,100,000 share options have been granted by the Company under the share option schemes adopted by the Company on 18th September, 1999 and 11th November, 2008 respectively and have not been exercised.

5.	Save for the options to subscribe for 66,900,000 Shares mentioned in note 4 above and the Convertible Bonds, as at the date of this announcement, the Company did not have other outstanding options, derivatives, warrants or securities which are convertible or exchangeable into Shares.
As at the date of this announcement, the Board comprises four executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive Director, Mr. Lei Xiaoyang; and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 13th January, 2009
The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to Huachen) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.
The directors of Huachen jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

*	For identification purposes only

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